UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
SCHEDULE TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

BROOKS AUTOMATION, INC.
(Name Of Subject Company (Issuer))

BROOKS AUTOMATION, INC.
(Name of Filing Persons (Offeror))
Common Stock
Rights to Purchase Common Stock
(Title of Class of Securities)
114340102
(CUSIP Number of Class of Securities)

Thomas S. Grilk
Senior Vice President, General Counsel and Secretary
Brooks Automation, Inc.
15 Elizabeth Drive
Chelmsford, Massachusetts 02184
(978)262-2400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:
David B. Walek, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$115,140,000	$3,534.80
*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (x) $19.00, the maximum tender offer price and (y) 6,060,000, the maximum number of shares that will be purchased in the tender offer described in this Schedule TO.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,534.80

Form or Registration No.:	005-45079

Filing Party:	Brooks Automation, Inc.

Date Filed:	June 1, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☑

     This amendment supplements the Tender Offer Statement on Schedule TO relating to a tender offer by Brooks Automation, Inc (“Brooks” or the “Company”), to purchase up to 6,060,000 shares of its common stock, par value $.01 per share, at a price not more than $19.00 nor less than $16.50 per share, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 1, 2007 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as amended and supplemented from time to time, constitute the tender offer.
     This final amendment to Schedule TO-I is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) and Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. The information on the Schedule TO filed on June 1, 2007 and amended on June 29, 2007, including all schedules and annexes thereto, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Offer to Purchase.
ITEM 11. ADDITIONAL INFORMATION
Item 11 of the Schedule TO is hereby amended and supplemented to add the following:
     At 12:56 pm on July 5, 2007 the Company issued a press release announcing the final results of the Offer, which expired at 11:59 p.m., New York City time on Thursday, June 28. A copy of the press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.
ITEM 12. EXHIBITS
     The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

Exhibit
Number	Description

(a)(5)(D)	Press Release issued by Brooks Automation, Inc. on July 5, 2007.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Brooks Automation, Inc.
Dated: July 5, 2007	By:	/s/ Thomas S. Grilk
		Name:	Thomas S. Grilk
		Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 1, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued on May 31, 2007.*

(a)(5)(B)	Form of Summary Advertisement.*

(a)(5)(C)	Press Release issued on June 29, 2007.**

(a)(5)(D)	Press Release issued on July 5, 2007.

(d)(1)	1995 Employee Stock Purchase Plan, as amended (incorporated herein by reference to Exhibit 10.15 of the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2006, filed on December 14, 2006).

(d)(2)	Amended and Restated 2000 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Company’s current report on Form 8-K, filed on March 7, 2006).

(d)(3)	1998 Employee Equity Incentive Plan (incorporated herein by reference to the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2000 (SEC Accession No. 0000950135-00-002803), filed on May 15, 2000).

(d)(4)	1993 Non-Employee Director Stock Option Plan (incorporated herein by reference to the Company’s registration statement on Form S-8 (Registration No. 333-22717), filed on March 4, 1997).

(d)(5)	1992 Combination Stock Option Plan (incorporated herein by reference to the Company’s registration statement on Form S-8 (Registration No. 333-07313), filed on July 1, 1996).

(d)(6)	Helix Technology Corporation 1996 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8 (Registration No. 333-129724), filed on November 16. 2005).

(d)(7)	Helix Technology Corporation Amended and Restated Stock Option Plan for Non-Employee Directors (incorporated herein by reference to Exhibit 4.2 of the Company’s registration statement on Form S-8 (Registration No. 333-129724), filed on November 16. 2005).

(d)(8)	Helix Technology Corporation 1981 Employee Stock Option Plan (incorporated herein by reference to Exhibit 4.3. of the Company’s registration statement on Form S-8 (Registration No. 333-129724), filed on November 16. 2005).

(d)(9)	PRI Automation, Inc. 2000 Stock Option Plan (incorporated herein by reference to Exhibit 10.3 of PRI Automation, Inc.’s Registration Statement on Form S-8 (Registration No. 333-33894), filed on April 3, 2000).

(d)(10)	PRI Automation, Inc. 1997 Non-Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.2 of PRI Automation, Inc.’s annual report on Form 10-K for the annual period ended September 30, 2000 (SEC Accession No. 0000912057-00-054410), filed on December 21, 2000).

(d)(11)	PRI Automation, Inc. 1994 Incentive and Non-Qualified Stock Option Plan (incorporated herein by reference to Exhibit 4.3 of PRI Automation, Inc.’s Registration Statement on Form S-8 (Registration No. 333-25217), filed on April 15, 1997).

(d)(12)	Second Amended and Restated Employment Agreement, dated as of October 18, 2006, by and between the Company and Edward C. Grady (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed on October 20, 2006).

(d)(13)	Employment Agreement, dated as of December 8, 2006, by and between the Company and Robert Woodbury (incorporated herein by reference to Exhibit 10.08 to the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2006, filed on December 14, 2006).

(d)(14)	Employment Agreement, dated as of October 24, 2005, by and between the Company and Thomas S. Grilk (incorporated herein by reference to Exhibit 10.09 to the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2006, filed on December 14, 2006)

(d)(15)	Employment Agreement, dated as of October 26, 2005, by and between the Company and James Gentilcore (incorporated herein by reference to Exhibit 10.10 to the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2006, filed on December 14, 2006).

(d)(16)	Employment Agreement, dated as of October 26, 2005, by and between the Company and Robert Anastasi (incorporated herein by reference to Exhibit 10.12 to the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2006, filed on December 14, 2006).

(d)(17)	Rights Agreement dated July 23, 1997 (incorporated by incorporated by reference to Exhibit No. 1 to the Company’s Registration Statement on Form 8-A, filed on August 7, 1997).

(d)(18)	Amendment No. 1 to Rights Agreement between the Company and the Rights Agent (incorporated herein by reference to Exhibit 4.03 of the Company’s annual report on Form 8-K for the fiscal year ended September 30, 2006, filed on June 4, 2002).

(d)(19)	Amendment No. 2 to Rights Agreement between the Company and the Rights Agent (incorporated herein by reference to the Company’s registration statement on Form 8-A/A filed on June 4, 2002).

(d)(20)	Amendment No. 3 to Rights Agreement between the Company and the Rights Agent (incorporated herein by reference to Exhibit 99.4 of the Company’s registration statement on Form 8-A/A, filed on July 11, 2005).

*	Filed with the Company’s Schedule TO on June 1, 2007.

**	Filed with the Amendment No. 1 to the Company’s Schedule TO on June 29, 2007.